February 10, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Division of Corporation Finance

Re:	HomeStreet, Inc.
Form S-1 Registration Statement
Registration No. 333-173980

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, HomeStreet, Inc., a Washington corporation (the “Company”), hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that the registration statement will become effective at 2:15 p.m. Eastern Standard Time on February 10, 2012, or as soon thereafter as practicable.

In addition, we confirm the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HomeStreet, Inc.

/S/ Godfrey Evans
Godfrey Evans, Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary